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Filed pursuant to Rule 433
Issuer Free Writing Prospectus
Registration No. 333-173619
May 6, 2011

JIAYUAN.COM INTERNATIONAL LTD.

        Jiayuan.com International Ltd., or the Company, has filed a registration statement on Form F-1, including a prospectus, with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. Before you invest in the securities being offered, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free Merrill Lynch, Pierce, Fenner & Smith Incorporated (1-866-500-5408) or Citigroup Global Markets Inc. (1-877-858-5407) (calling these numbers is not toll free outside the United States). You may also access the Company's most recent preliminary prospectus dated May 6, 2011, which is included in Amendment No. 3 to the Company's registration statement on Form F-1, as filed with the SEC via EDGAR on May 6, 2011, or Amendment No. 3, by visiting EDGAR on the SEC website at: http://www.sec.gov/Archives/edgar/data/1511683/000104746911004715/a2203664zf-1a.htm.

        On April 27, 2011, the Company filed Amendment No. 1 to its registration statement on Form F-1, including a preliminary prospectus. This free writing prospectus updates and supplements the information contained in the Company's preliminary prospectus, dated April 27, 2011. All references to page numbers are to Amendment No. 3.

PROSPECTUS SUMMARY

Our History and Corporate Structure

        The paragraph on pages 3 to 4 and the diagram on page 5 and related footnotes on page 6 (as amended) are set forth below:

        Our founder and chief executive officer, Ms. Haiyan Gong, commenced our online dating business in 2003. Due to PRC legal restrictions on foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we do not have any direct ownership interests or direct voting rights in any of our PRC operating companies and Jiayuan Shanghai Center. We operate our online dating services and offline VIP services through a series of contractual arrangements entered into among Miyuan (Shanghai) Information Technology Co., Ltd., or Shanghai Miyuan, Beijing Miyuan Information Technology Co., Ltd., or Beijing Miyuan, Shanghai Huaqianshu Information Technology Co., Ltd, or Shanghai Huaqianshu, its shareholders, Jiayuan Shanghai Center, Beijing Huaqianshu Information Technology Co., Ltd., or Beijing Huaqianshu, its shareholders, Beijing Shiji Xique Information Technology Co., Ltd., or Xique, and its shareholders, including an assignment agreement between Beiing Miyuan, Shanghai Miyuan, Beijing Huaqianshu and its shareholders and an assignment agreement between Beijing Miyuan, Shanghai Miyuan, Xique and its shareholders. Shanghai Huaqianshu, Beijing Huaqianshu and Xique, hold, or are in the process of obtaining, the licenses and approvals that are required to operate our business. As a result of these contractual arrangements, we have the right to control management decisions and direct the economic activities that most significantly impact Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center, and to obtain substantially all of the economic benefits in Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center and the obligation to fund their losses. Therefore, we are deemed to be the primary beneficiary of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center, and, accordingly, under generally accepted accounting principles in the United States, or U.S. GAAP, we consolidate their operating results in our consolidated financial statements. For a more detailed discussion of these contractual arrangements, see "Our History and Corporate Structure," and for a detailed description of the regulatory environment for Internet-based businesses and offline VIP services in China that necessitates our adoption of this structure, see "Regulation." In addition, for a detailed description of the risks associated with our corporate structure and the contractual arrangements that support our corporate structure, see "Risk Factors—Risks Relating to Regulation of Our Business and to Our Structure."

        The following diagram illustrates our anticipated shareholding and corporate structure immediately following this offering and assuming that Harper Capital Inc., or Harper, has completed the transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong and that the underwriters do not exercise their over-allotment option*:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding immediately after the completion of this offering. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011.

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Certificate of Approval for Establishment of Enterprises with Foreign Investment is automatically deemed to be invalid and Jiayuan Hong Kong is required to deregister Beijing Miyuan with the local Administration of Industry and Commerce, or AIC, and to return Beijing Miyuan's business license to the AIC for cancellation. In addition, the AIC may also revoke Beijing Miyuan's business license. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

RISK FACTORS

Risks Relating to Regulation of Our Business and Our Structure

If the PRC government finds that the agreements that establish the structure for operating our China business do not comply with restrictions on foreign investment in the online dating services industry and prohibitions on privately funded non-enterprise institutions from engaging in profit-making business operations, we could be subject to severe penalties, including discontinuation of our operations.

        The second paragraph on page 27 (as amended) is set forth below:

        PRC laws and regulations, including without limitation the Provisions Guiding Foreign Investment and the Catalogue for the Guidance of the Foreign Investment Industries (2007) jointly promulgated by the National Development and Reform Commission and the Ministry of Commerce, or the Catalogue for the Guidance of the Foreign Investment Industries (2007), the FITE Regulations and the Privately Funded Non-enterprise Institutions Regulation, do not expressly provide that contractual arrangements between wholly foreign-owned enterprises, such as our PRC subsidiaries, on the one hand, and domestic enterprises, such as our PRC operating companies, and/or their shareholders and/or privately funded non-enterprise institutions, on the other hand, shall be deemed or regulated as foreign direct equity ownership. In addition, the MIIT and the Ministry of Civil Affairs have also not specifically issued any regulation or rule prohibiting contractual arrangements between wholly foreign-owned enterprises and domestic enterprises and/or their shareholders and/or privately funded non-enterprise institutions in relation to the online dating services. In addition, the equity interests pledged to Shanghai Miyuan under the relevant equity pledge agreements are treated as equity pledges by PRC individuals in favor of PRC legal persons since wholly-foreign owned enterprises, such as Shanghai Miyuan, are "PRC legal persons" under PRC law. As such, the equity pledges to Shanghai Miyuan are regulated as domestic security interests and are not treated as equity pledges to foreign investors under PRC law.

The contractual arrangements related to critical aspects of our operations with our PRC operating companies and their shareholders and Jiayuan Shanghai Center may not be as effective in providing operational control as direct ownership.

        The third full paragraph on page 28 (as amended) is set forth below:

        Under the equity pledge agreements described in "Our History and Corporate Structure," the shareholders of Shanghai Huaqianshu, Beijing Huaqianshu and Xique have pledged their respective equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique to Shanghai Miyuan. According to the PRC Property Rights Law, which became effective on October 1, 2007, a pledge is created only when such pledge is registered with the relevant office of the administration for industry and commerce. We have completed the registration of the equity pledge by the shareholders of Shanghai Huaqianshu with the relevant office of the administration of industry and commerce. We are still in the process of completing the registration of the equity pledges by the shareholders of Beijing Huaqianshu and Xique with the relevant office of the Administration of Industry and Commerce.

Risks Related to Doing Business in China

PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us.

        The following paragraph has been added on page 37:

        Furthermore, because the above registration and amendment registration under SAFE Circular No. 75 have not been completed, Beijing Miyuan is still in the process of obtaining its foreign exchange registration certificate. As a result, Jiayuan Hong Kong was unable to make its first installment capital contribution to Beijing Miyuan by April 25, 2011, the statutory deadline for making such capital contribution. Under PRC law, Beijing Miyuan's Certificate of Approval of Enterprises with Foreign Investment is automatically deemed to be invalid and Jiayuan Hong Kong is required to deregister Beijing Miyuan with the local AIC, and to return Beijing Miyuan's business license to the AIC for cancellation. In addition, the AIC may also revoke Beijing Miyuan's business license.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

        The following has been added as the fourth bullet point on page 49:

  •
  in May 2011, Beijing Miyuan transferred and assigned its obligations and rights under the contractual arrangements with Beijing Huaqianshu, Xique and their respective shareholders to Shanghai Miyuan; and

        The diagram on page 50 and related footnotes on page 51 (as amended) are set forth below:

        The following diagram illustrates our anticipated shareholding and corporate structure immediately following this offering and assuming that Harper has completed the transfer of its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong and that the underwriters do not exercise their over-allotment option*:

(1)
The shareholding percentage is determined by dividing (i) the number of ordinary shares held by such person by (ii) the total number of ordinary shares outstanding immediately after the completion of this offering. The shareholding percentage does not take into account any option held by such person, including those options that are currently exercisable or exercisable within 60 days of the date of this prospectus.

(2)
Harper is in the process of transferring its 100% equity interest in Shanghai Miyuan to Jiayuan Hong Kong. We expect to complete this transfer in the second quarter of 2011.

(3)
The PRC residents holding direct or indirect interests in our company to which we have knowledge are in the process of registering and amending registrations with the local SAFE branch. These PRC residents are Ms. Haiyan Gong, our founder and chief executive officer, Mr. Yongqiang Qian, our chairman, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and

  Mr. Cheng Li. Because these registrations are still in process, Beijing Miyuan was unable to obtain a foreign exchange registration certificate by April 25, 2011, the date on which the first installment of the capital contribution was required to be made. Jiayuan Hong Kong was thus unable to pay the first installment of the capital contribution. As a result, under PRC law, Beijing Miyuan's Certificate of Approval for Establishment of Enterprises with Foreign Investment is automatically deemed to be invalid and Jiayuan Hong Kong is required to deregister Beijing Miyuan with the local AIC, and to return Beijing Miyuan's business license to the AIC for cancellation. In addition, the AIC may also revoke Beijing Miyuan's business license. See "Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to the establishment of offshore SPVs by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liabilities or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries' ability to increase their registered capital or distribute profits to us or may otherwise adversely affect us."

(4)
These contracting shareholders are Ms. Haiyan Gong, Mr. Yongqiang Qian, Mr. Xu Liu, Mr. Fuping Yu, Mr. Qingjun Zhu and Mr. Cheng Li.

(5)
Jiayuan Shanghai Center was established by Shanghai Huaqianshu as a privately funded non-enterprise institution that engages in non-profit social services.

Contractual Arrangements with Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their Respective Shareholders and Jiayuan Shanghai Center

        The first full paragraph, including the three bullets points, on page 51 (as amended) are set forth below:

        In order to comply with PRC law restricting foreign ownership and investment in value-added telecommunications service businesses and the prohibition on privately funded non-enterprise institutions from engaging in profit-making business operations in China, we operate our online dating and offline VIP services through a series of contractual arrangements among Shanghai Miyuan, Shanghai Huaqianshu, Beijing Huaqianshu, Xique and their respective shareholders, and Jiayuan Shanghai Center. Such contractual arrangements include exclusive technology licenses and service agreements, equity pledge agreements, exclusive equity transfer option agreements, shareholders' voting rights entrustment agreements and loan agreements. As a result of these contractual arrangements,

  •
  through Shanghai Miyuan, we exercise effective control over Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center;

  •
  in exchange for the provision of services, through Shanghai Miyuan we receive substantially all of the earnings and other economic benefits of Shanghai Huaqianshu, Beijing Huaqianshu, Xique and Jiayuan Shanghai Center to the extent permissible under PRC law;

  •
  through Shanghai Miyuan, we have an exclusive option to purchase all or part of the equity interests in Shanghai Huaqianshu, Beijing Huaqianshu and Xique, in each case when and to the extent permitted by PRC law.

Agreements That Transfer Economic Benefit to Us

        The second and third paragraphs on page 52 (as amended) are set forth below:

        Exclusive Technology License and Service Agreement with Beijing Huaqianshu.    Beijing Miyuan and Beijing Huaqianshu entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Beijing Huaqianshu and its shareholders entered into an assignment agreement on May 6, 2011, or the Beijing Huaqianshu Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Beijing Huaqianshu Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Beijing Huaqianshu. As consideration for such services, Beijing Huaqianshu agreed to pay service fees equal to a certain percentage of Beijing Huaqianshu's annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

        Exclusive Technology License and Service Agreement with Xique.    Beijing Miyuan and Xique entered into an exclusive technology license and service agreement on February 17, 2011. In addition, Beijing Miyuan, Shanghai Miyuan, Xique and its shareholders entered into an assignment agreement on May 6, 2011, or the Xique Assignment Agreement, pursuant to which Beijing Miyuan assigned to Shanghai Miyuan all the rights and obligations under the contractual arrangements and the other contracting parties thereto agreed and acknowledged such assignment. Pursuant to the exclusive technology license and service agreement and the Xique Assignment Agreement, Shanghai Miyuan provides software and hardware licenses, technology support, hardware and data maintenance, software development, maintenance and update, professional training, information collection and research, technology consulting services related to the business operations of Xique. As consideration for such services, Xique agreed to pay service fees equal to a certain percentage of Xique's annual revenues as agreed by the parties from time to time. This exclusive technology license and service agreement will expire on February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing, the term will be automatically extended for ten years.

Agreements That Provide Us Effective Control Over Shanghai Huaqianshu and Jiayuan Shanghai Center

        The last sentence in the carryover paragraph on page 53 (as amended) is set forth below.

        Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Liu were transferred to the current shareholders of Shanghai Huaqianshu.

Agreements That Provide Us Effective Control Over Beijing Huaqianshu

        The first, second, third and fourth paragraphs on page 54 (as amended) are set forth below:

        Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Beijing Huaqianshu at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Beijing Huaqianshu from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Beijing Huaqianshu. Pursuant to the Beijing Huaqianshu Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

        Shareholders' Voting Rights Entrustment Agreement.    Pursuant to the shareholders' voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Huaqianshu Assignment Agreement, the shareholders of Beijing Huaqianshu have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Beijing Huaqianshu as provided under its articles of association. Upon Shanghai Miyuan's request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders' voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Beijing

Huaqianshu or its shareholders' material breach of obligations thereunder, the term of the shareholders' voting rights entrustment agreement will be automatically extended for ten years.

        Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Beijing Huaqianshu and its shareholders, and the Beijing Hauqianshu Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Beijing Huaqianshu owned by Beijing Huaqianshu's shareholders. The purchase price for the entire equity interest of Beijing Huaqianshu shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with this agreement.

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Beijing Huaqianshu's shareholders, and the Beijing Huaqianshu Assignment Agreement, Beijing Huaqianshu's shareholders pledged their equity interest in Beijing Huaqianshu to Shanghai Miyuan to secure such shareholders' obligations under the loan agreement, the shareholders' voting rights entrustment agreement and exclusive equity transfer option agreement and Beijing Huaqianshu's obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Beijing Huaqianshu have fully performed their obligations under the agreements described above. Pursuant to the Beijing Huaqianshu Assignment Agreement, the pledge of equity interest in Beijing Huaqianshu by the current shareholders of Beijing Huaqianshu in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

Agreements That Provide Us Effective Control Over Xique

        The first, second, third and fourth paragraphs on page 55 (as amended) are set forth below:

        Loan Agreement.    Pursuant to a loan agreement entered into on February 17, 2011, between Beijing Miyuan and Ms. Haiyan Gong and Mr. Yu Zhang, Beijing Miyuan made interest-free loans of RMB0.7 million and RMB0.3 million, respectively, to Ms. Gong and Mr. Zhang, the original shareholders of Xique at the date of its establishment. The loans are repayable on demand. If Ms. Gong and Mr. Zhang intend to voluntarily repay the loans, Beijing Miyuan or its designee may acquire the equity investments of Xique from Ms. Gong and Mr. Zhang for a purchase price equal to the principal amount of the loans. Pursuant to a loan transfer agreement dated April 5, 2011, the rights and obligations under this loan agreement by Ms. Gong and Mr. Zhang were transferred to the current shareholders of Xique. Pursuant to the Xique Assignment Agreement, the rights and obligations under this loan agreement by Beijing Miyuan were transferred to Shanghai Miyuan.

        Shareholders' Voting Rights Entrustment Agreement.    Pursuant to the shareholders' voting rights entrustment agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, the shareholders of Xique have granted Ms. Haiyan Gong, who is a PRC citizen, as agreed by Shanghai Miyuan, the right to exercise all their voting rights as shareholders of Xique as provided under its articles of association. Upon Shanghai Miyuan's request, the grantors shall revoke the proxy and grant the same proxy to another PRC citizen as designated by Shanghai Miyuan. The shareholders' voting rights entrustment agreement will remain effective until February 16, 2021 and, except by mutual agreement upon early termination by the parties in writing or any termination arising from Xique or its shareholders' material breach of obligations thereunder, the term of the shareholders' voting rights entrustment agreement will be automatically extended for ten years.

        Exclusive Equity Transfer Option Agreement.    Pursuant to the exclusive equity transfer option agreement entered into on February 17, 2011, between Beijing Miyuan, Xique and its shareholders, and the Xique Assignment Agreement, Shanghai Miyuan has an exclusive option to purchase, or to designate another qualified individual or entity to purchase, to the extent permitted by PRC law, part or all of the equity interests in Xique owned by Xique's shareholders. The purchase price for the entire equity interest of Xique shall be the amount of the proportionate registered capital owned by such shareholder or an amount agreed by the parties in writing, provided that, in case of any compulsory requirement by then PRC laws, the purchase price shall be the minimum price permitted by applicable PRC law. The exclusive equity transfer option agreement remains in effect until the completion of the transfer of all the shares in accordance with the exclusive equity transfer option agreement.

        Equity Pledge Agreement.    Pursuant to the equity pledge agreement entered into on February 17, 2011, between Beijing Miyuan and Xique's shareholders, and the Xique Assignment Agreement, Xique's shareholders pledged their equity interest in Xique to Shanghai Miyuan to secure such shareholders' obligations under the loan agreement, the shareholders' voting rights entrustment agreement and exclusive equity transfer option agreement and Xique's obligations under the exclusive technology license and service agreement, each as described above. The equity pledge agreement will expire when the shareholders and Xique have fully performed their obligations under the agreements described above. Pursuant to the Xique Assignment Agreement, the pledge of equity interest in Xique by the current shareholders of Xique in favor of Beijing Miyuan will be de-registered and such equity pledge will be re-registered in favor of Shanghai Miyuan.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Description of Certain Statement of Operations Items

Share-based Compensation Expenses

        The third paragraph on page 74 (as amended) is set forth below:

        As of December 31, 2010, we had RMB13.6 million (US$2.1 million) unrecognized share-based compensation expenses related to unvested share-based awards for which services had not been provided, with the costs expected to be recognized over a weighted average period of 2.41 years. In addition, as of December 31, 2010, we had RMB6.5 million (US$1.0 million) in unrecognized share-based compensation expenses related to unvested performance condition share-based awards for employees and non-employee consultants, for which the costs are expected to be recognized upon the completion of this offering. We expect to incur RMB0.3 million (US$38,000) of share-based compensation expenses relating to the 200,000 options granted to employees upon the completion of this offering. In addition, the performance condition share-based awards granted to non-employee consultants will be recognized at fair value as of the date this offering is completed. Assuming an offering price per share of US$7.33, which is the mid-point price per ordinary share based on the proposed ADS offering price range, we expect to incur an estimated amount of RMB17.6 million (US$2.7 million) of share-based compensation expenses relating to the 402,813 options granted to non-employee consultants upon the completion of this offering. Should the actual offering price per ordinary share differ from our assumption, the amount of share-based compensation expense relating to the non-employee options may change and such change could be material. We plan to continue to issue options and other share-based compensation as part of our recruitment and retention policies, which may lead to significant share-based compensation expenses in the future. For more information, see "—Critical Accounting Policies—Share-based Compensation."

 PRINCIPAL AND SELLING SHAREHOLDERS

        The following sentences have been added to footnotes (7) and (8) on page 137:

(7)
The registered address for Daoyi Investments Limited is Drake Chambers P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(8)
The registered address for Great Select is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19.   Subsequent Events

        The following paragraph has been added on page F-41:

g)
(unaudited) On May 6, 2011, Beijing Miyuan transferred its obligations and rights under the contractual arrangements with Beijing HQS, Xique and their respective shareholders to Shanghai Miyuan. The transaction will be accounted for as reorganizations of businesses under common control in a manner similar to a pooling of interests. Accordingly, the Group will continue to include the financial statements of Beijing HQS and Xique in its consolidated financial statements.

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  Filed pursuant to Rule 433 Issuer Free Writing Prospectus Registration No. 333-173619 May 6, 2011
JIAYUAN.COM INTERNATIONAL LTD.
PROSPECTUS SUMMARY
RISK FACTORS
OUR HISTORY AND CORPORATE STRUCTURE
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
PRINCIPAL AND SELLING SHAREHOLDERS
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS